Exhibit (21)

Subsidiaries of Potlatch Corporation

as of December 31, 2018 (1)

Name	State in Which Organized
PotlatchDeltic Forest Holdings, Inc.	Delaware
PotlatchDeltic Land & Lumber, LLC	Delaware
PotlatchDeltic Timber, LLC	Delaware
PotlatchTimberlands, LLC	Delaware

(1)	All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by PotlatchDeltic Corporation.